Exhibit 99.1

July 28, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re.: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, the board of directors of Grupo Financiero Galicia S.A. (“GFG”) has authorized and approved of the appointment of Messrs. Fabián E. Kon, as General Manager (“CEO”), Bruno Folino, as Finance and Compliance Manager (“CFO”), Diego H. Rivas, as Risk Manager (“CRO”) and Pablo E. Firvida, as Institutional and Investor Relations Manager (“IRO”), of GFG, each of whom shall also continue in the performance of their functions as CEO, CFO, CRO and IRO, respectively, of Banco de Galicia y Buenos Aires S.A.U. Such appointments shall be effective as of August 1, 2020.

In connection with the foregoing, the current CEO of GFG, Mr. Pedro A. Richards, has also tendered his resignation as CEO of GFG after 21 years of services. Mr. Pedro A. Richards will continue performing his functions as Regular Director of GFG.

The new CEO will report to the Executive Committee and coordinate reporting and other duties amongst the other appointed executive officers.

These appointments are intended to simplify and optimize the current management structure of GFG and to contribute to the overall determination of the general policies and strategies of GFG, and are aligned with the corporate governance best practices promoted by the applicable authorities having jurisdiction over GFG.

Yours faithfully,

A. Enrique Pedemonte

Responsable de

Relaciones con el Mercado

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.